ELECTRONIC DATA SYSTEMS CORPORATION

EDS PUERTO RICO SAVINGS PLAN

FORM 11-K

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

FILED PURSUANT TO SECTION 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549-1004

FORM 11-K

 X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

          EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

___    TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES

          EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11779

EDS PUERTO RICO SAVINGS PLAN

(Full title of the plan)

Electronic Data Systems Corporation

5400 Legacy Drive

Plano, Texas 75024-3105

(Name of issuer of the securities held pursuant to

the plan and the address of its principal executive offices)

Registrant's telephone number, including area code: (972) 604-6000

Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                                                                                                            Michael Milton, Controller
                                                                                                                            Electronic Data Systems Corporation

                                                                                                                            5400 Legacy Drive

                                                                                                                            Plano, Texas 75024-3105

EDS PUERTO RICO SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBIT

Table of Contents

                                                                                                                                                                                                                                       Page

(a)    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

        Independent Auditors' Report                                                                                                                                                                                      4

        Basic Financial Statements:

                    Statements of Net Assets Available for Benefits - December 31, 2001 and 2000                                                                                              5

                    Statements of Changes in Net Assets Available for Benefits - years ended December 31, 2001 and 2000                                                         6

                    Notes to Financial Statements                                                                                                                                                                          7

        Supplemental schedules:

                    1.  Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2001                                                                              13

                    2.  Schedule H, Line 4j - Schedule of Reportable transactions - For the year ended December 31, 2001                                                         14

        Other Schedules:

All other schedules required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or the required information is shown in the financial statements or the notes thereto.

(b)    EXHIBIT

        Exhibit 23 - Consent of Independent Auditors                                                                                                                                                            15

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDS PUERTO RICO SAVINGS PLAN

(Name of plan)

Electronic Data Systems Corporation

Plan Administrator

Date:     June 25, 2002                                                                                     By: /S/ MICHAEL MILTON
                                                                                                                                    Michael Milton, Controller

Independent Auditors' Report

The Trustee

EDS Puerto Rico Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas
June 14, 2002

EDS PUERTO RICO SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments (note 4):
Income Fund, at contract value	$ 13,516	$ 8,246
Investments in stocks and mutual funds, at quoted market prices	1,186,604	1,034,235
Loan Fund, at unpaid principal balance, which approximates fair value	22,023	6,329
Total investments	1,222,143	1,048,810
Refunds payable (note 2)	(16,298)	(33,972)
Net Assets available for benefits	$ 1,205,845	$ 1,014,838
	============	============
See accompanying notes to financial statements.

EDS PUERTO RICO SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments (note 4)	$ (48,372)	$ (115,354)
Interest	21,555	23,331
Dividends	12,853	55,874
Total investment loss	(13,964)	(36,149)
Employee contributions	182,575	153,863
Employer contributions	35,287	28,800
Net assets transferred from other plans (note 1)	8,510	--
Total additions	212,408	146,514
Deductions from net assets attributed to benefits paid and withdrawals	(21,401)	(50,632)
Net increase	191,007	95,882
Net assets available for benefits at:
Beginning of year	1,014,838	918,956
End of year	$ 1, 205,845	$ 1,014,838
	============	============
See accompanying notes to financial statements.

EDS PUERTO RICO SAVINGS PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)      Description of Plan

The EDS Puerto Rico Savings Plan (the Plan) became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms the Company, and Employer refer to EDS International Corporation, a wholly-owned subsidiary of Electronic Data Systems Corporation (EDS). The following description of the Plan reflects all Plan amendments as of December 31, 2001 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

(a)      General

The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Internal Revenue Code of 1994, as amended (PR Code), covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

For financial statement purposes, the fair values of assets transferred from or to other plans are reflected as of the dates of transfer.

The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian and record keeper for the Plan. Banco Santander is the trustee of the Plan. See note 8 for further discussion. The Vanguard Group of Investment Companies manages 12 of the 14 investment funds of the Plan. The Plan's Investment Committee has responsibility for managing the Income Fund and the EDS Stock Fund and for selecting the investment funds for employee-directed investments.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is made subject to Section 404(c) of ERISA and the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is not intended to qualify under the provisions of the United States Internal Revenue Code of 1986, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan has 14 investment funds as of December 31, 2001:

Income Fund, which is a fixed income fund;

EDS Stock Fund, a fund consisting of EDS common stock;

Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund;

Vanguard U.S. Growth Portfolio (Vanguard U.S. Growth), a growth stock mutual fund;

Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies;

(Continued)

Vanguard Growth and Income Portfolio (Vanguard Growth and Income), a growth and income stock mutual fund;

Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund;

Vanguard Bond Index Fund, an intermediate term bond fund;

Vanguard Federal Money Market Fund (Vanguard Federal Money Market), a long-term government-backed instrument fixed income fund;

Vanguard 500 Index Fund, a fund consisting of Standard & Poor's 500 Composite Stock Price Index;

Vanguard LifeStrategy Conservative Growth Fund, a conservative mix of stocks, bonds and cash reserves;

Vanguard Explorer Fund, a capital stock growth fund;

Vanguard LifeStrategy Growth Fund, a long-term capital growth fund; and

Vanguard LifeStrategy Moderate Growth Fund, an income long-term capital growth fund.

All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

(b)     Contributions

Contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between 1% and 10% of their total compensation subject to: (1) a maximum annual contribution of the lesser of $8,000 or 10% of the participant's annual compensation, (2) subject to PR Code limitations imposed to ensure that highly compensated employees do not defer a disproportionately higher percentage than non highly compensated employees.

The Company matches 25% of employee contributions up to 6% of an employee's salary. The matching contributions are made in EDS stock which is restricted from trade for two years from the trade date of the matching contribution (see note 7).

(c)     Withdrawals

Withdrawals are allowed under certain circumstances. Hardship withdrawals are available once a participant has exhausted all other available financial resources, including Plan loans. Upon the approval of the Plan Administrator, a participant may withdraw an amount equal to but not in excess of the expense of the hardship. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need and meet other plan requirements for withdrawal. In addition, participants age 59 1/2 or above may request an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

(d)     Participant's Individual Account

The Participant's Individual Account is credited with the salary deferral, rollover and matching contributions and the amounts of participant earnings or losses based upon the participant's mix of investments. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

(Continued)

The participant determines the percentage of the investment contributed to one or more of the investment funds as well as the investment funds in which such contributions are invested. The percentages may be in any whole percentage increment.

(e)     Vesting

Participants are always 100% vested in their salary deferral and rollover contributions and in the earnings received thereon. Matching contributions vest 40% at two years of credited service, and in 20% increments for each year of service thereafter. Forfeitures resulting from nonvested employee terminations are used to reduce Company contributions. For the years ended December 31, 2001 and 2000, total forfeitures used to offset Company contributions were $676 and $1,356, respectively.

(f)     Payment of Benefits

On separation of service, age 59 1/2, death, or retirement, a participant may elect to receive a distribution for all or part of the value of his/her account. Eligible participants may elect distribution in the form of a 50% or 100% joint and survivor non-transferable annuity contract purchased on his/her behalf from an insurance company or a single life annuity contract purchased on his/her behalf from an insurance company. Other eligible participant distribution options, requiring spousal consent for married participants, include a lump sum cash distribution, EDS whole stock certificates (for any amount so invested) or periodic payments in monthly, quarterly, or semi-annual installments. Distributions, except annuity payments, may be rolled into another qualified plan or to an individual retirement account.

(g)     Loans

Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to 50% of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. The interest rate on loans is based on the published prime rate on the 15th day of the month prior to each participant's application. Interest rates on loans outstanding at December 31, 2001 and 2000 ranged from 7.75% to 8.75% and 8.50% to 8.75%, respectively.

(h)     Net Assets Transferred from (to) Other Plans

The fair value of assets transferred from or to other plans is reflected as of the dates of transfer. These transfers relate to the transition of employees to or from EDS during the year.

2.    Summary of Significant Accounting Policies

(a)     Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(Continued)

(b)     Investments

The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies, which are stated at contract value. Investments in the Income Fund are valued at contract value, which approximates fair value, and represent contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

(c)     Benefits

Benefits are recorded when paid.

(d)     Contribution Refunds

Refunds of excess participant deferrals to be made subsequent to the Plan's year-end under PR Code Section 1165(e) are recorded on an accrual basis.

(e)     Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)     Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

(4)     Investments

The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the Plan Administrator believes safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

The Income Fund includes investments in structured investment contracts. Under these arrangements, the Plan enters into a benefit responsive wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed return of principal and accrued interest.

(Continued)

The following table presents the fair value/contract value of the Plan's investments at December 31, 2001 and 2000. Investments that represent (5%) or more of the Plan's net assets at December 31, 2001 are separately identified.

	2001		2000
	Number of shares or units	Fair value/ Contract Value	Number of shares or units	Fair value/ Contract Value
Income Fund, at contract value	13,516	13,516	8,246	8,246
EDS Stock Fund*	6,496	189,105	6,396	157,018
Vanguard Wellington*	4,057	110,595	3,301	93,108
Vanguard U.S. Growth*	6,363	119,933	6,021	166,492
Vanguard International	1,705	25,590	1,266	23,889
Vanguard Growth and Income*	5,228	147,431	4,646	148,950
Vanguard Money Market Reserves, at cost which approximates fair value*	533,745	533,745	418,853	418,853
Vanguard Bond Index Fund	1,565	15,868	639	6,364
Vanguard Federal Money Market, at cost which approximates fair value	9,249	9,249	-	-
Vanguard Explorer	86	5,193	59	3,558
Vanguard 500 Index Fund	147	15,556	96	11,681
Vanguard LifeStrategy Conservative Growth Fund	79	1,110	44	652
Vanguard LifeStrategy Growth Fund	128	2,230	69	1,359
Vanguard LifeStrategy Moderate Growth Fund	690	10,999	134	2,311
Loan Fund (1)	-	22,023	-	6,329
		$ 1,222,143		$ 1,048,810
		========		========

*     Represents 5% or more of Plan assets as of December 31, 2001.

(1)  Eleven and two loans in 2001 and 2000, respectively, loans outstanding from $320 to $5,200 and $307 to $4,500 in 2001 and 2000, respectively, with interest rates from 7.75% to 8.75% and 8.50% to 8.75% in 2001 and 2000, respectively.

During 2001 and 2000, the Plan's investments had net realized and unrealized gains (losses) as follows:

	2001	2000
Common stock	$ 31,811	$ (14,699)
Mutual funds	(80,183)	(100,655)
Net depreciation in fair value of Investments	$ (48,372)	$ (115,354)
	=========	=========

(5)     Related Party Transactions

As stated in note 1, the EDS Stock Fund consists of EDS common stock. Additionally, the Vanguard Investment Funds consist of investments in various Vanguard managed mutual funds.

(6)     Income Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated October 6, 1993 that the Plan and related trust are designed in accordance with applicable sections of the PR Code. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code and, therefore, the Plan continues to qualify and the related trust continues to be tax-exempt as of December 31, 2001. Therefore, no provision for income taxes is included in the Plan's financial statements.

(7)     Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the EDS Stock Fund, a nonparticipant-directed investment, are set out below. At such time that the EDS stock contributions made in-kind as the employer match are no longer subject to any restrictions, the participant then directs the investment of such investments.

	Year ended December 31,
	2001	2000
Net assets - beginning of year:	$ 70,294	$ 48,033
Changes in net assets:
Contributions	37,598	28,400
Dividends	875	576
Net appreciation (depreciation)	17,071	(8,781)
Net (withdrawals) refunds	(5,789)	2,066
Net assets - end of year	$ 120,049	$ 70,294
	=========	=========

(8)      Subsequent Event

Effective May 2002, the Plan switched the recordkeeping and trustee function of the Plan to Hewitt Associates and State Street, respectively, from the Vanguard Fiduciary Trust Company. All plan assets were transferred as of May 15, 2002.

                                                                                                                                                                                                                    Schedule 1

EDS PUERTO RICO SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Description of investment
Identity of party	Rate of interest	Number of shares or units	Current/ Contract value
Income Fund*	--	13,516	$ 13,516
EDS Stock Fund* (1)	--	6,496	189,105
Vanguard Wellington*	--	4,057	110,595
Vanguard U.S.*	--	6,363	119,933
Vanguard International*	--	1,705	25,590
Vanguard Growth and Income*	--	5,228	147,431
Vanguard Money Market*	--	533,745	533,745
Vanguard Bond Index Fund*	--	1,565	15,868
Vanguard Federal Money Market*	--	9,249	9,249
Vanguard Explorer Fund*	--	86	5,193
Vanguard 500 Index Fund*	--	147	15,556
Vanguard LifeStrategy Conservative Growth Fund*	--	79	1,110
Vanguard LifeStrategy Growth Fund*	--	128	2,230
Vanguard LifeStrategy Moderate Growth Fund*	--	690	10,999
Loan Fund*	7.75% to 8.75%	--	22,023
Total assets held for investment purposes			$ 1,222,143
			==========
(1) The cost basis of nonparticipant-directed investments is $95,782 * Party-in-interest See accompanying independent auditors' report.

                                                                                                                                                                                                                    Schedule 2

EDS PUERTO RICO SAVINGS PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions

For the year ended December 31, 2001

Identity of party	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Market value of asset on transaction date	Net gain
EDS	EDS Stock Fund	30	57,694	-	-	57,694	-
EDS	EDS Stock Fund	13	-	57,418	41,440	57,418	15,978
See accompanying independent auditors' report.